File No. 70-09573

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    -----------------------------------------

                               Amendment No. 1 to
                                    FORM U-1
                             APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ----------------------------------------------------

                                    Conectiv
                             Conectiv Solutions LLC
                              ATE Investment, Inc.
                           King Street Assurance Ltd.
                                 800 King Street
                              Wilmington, DE 19899
       ------------------------------------------------------------------
                     (Name of company filing this statement
                  and addresses of principal executive offices)

                                    Conectiv
       ------------------------------------------------------------------
                 (Name of top registered holding company parent)

                                 Philip S. Reese
                                    Treasurer
                                    Conectiv
                                 (address above)
                       ----------------------------------
                   (Name and addresses of agents for service)

                    The Commission also is requested to send
                         copies of any communications in
                         connection with this matter to:



Judith A. Center, Esq.                       Peter F. Clark, Esq.
Kathleen A. Foudy, Esq.                      General Counsel Conectiv
William C. Weeden                            (address above)
Skadden, Arps, Slate, Meagher & Flom LLP     Joyce Koria Hayes, Esq.
1440 New York Avenue, N.W.                   17 Graham Court
Washington, D.C. 20005                       Newark, DE 19711

          The Declaration as previously filed is hereby amended in the following respects:

ITEM I: DESCRIPTION OF PROPOSED TRANSACTION

A.   Introduction and Request for Commission Action

          Section 6. should be deleted in its entirety and should be amended and restated as follows:

          Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an Exempt Wholesale Generator ("EWG") or a Foreign Utility Company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b), or (c) are satisfied. As demonstrated below, such rules are satisfied.

          Conectiv complies with Rule 53(a) for the reason that the aggregate investment in EWGs and FUCOs does not exceed 50% of Conectiv's retained earnings for the four most recent quarterly periods on Conectiv's Form 10-K or Form 10-Q. Conectiv and its subsidiaries will maintain books and records to identify the investments in earnings from EWGs and FUCOs in which they directly or indirectly hold an interest, thereby satisfying Rule 53(a)(2). The books and records of each such entity will be kept in conformity with United States generally accepted accounting principles ("GAAP"). The financial statements also will be prepared according to GAAP. In addition, Conectiv undertakes to provide the Commission access to such books and records and financial statements as the Commission may request. Employees of Conectiv's domestic public-utility companies will not render services, directly or indirectly, to any EWGs or FUCOs in the Conectiv System, thereby satisfying Rule 53(a)(3).

          Conectiv, in connection with any Form U-1 seeking approval of EWG or FUCO financing, will submit copies of such Form U-1 and every certificate filed pursuant to Rule 24 with every federal, state or local regulator having jurisdiction over the retail rates of the public utility companies in the Conectiv System. Rule 53(a)(4) correspondingly will be satisfied. None of the conditions described in Rule 53(b) exists with respect to Conectiv, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable. Rule 53(d) also does not apply.

ITEM II.  FEES, COMMISSIONS AND EXPENSES

          The fees, commissions and expenses to be incurred, directly or indirectly, by Conectiv or any associate company thereof in connection with the proposed transactions are estimated as follows:

       Fees of Conectiv Resource Partners, Inc......          $  2,000
       Fees of outside counsel......................          $ 16,500
       Miscellaneous expenses.......................          $  2,000
                                                               --------
       TOTAL........................................          $ 20,500

                                                                     EXHIBIT F-1


                               OPINION OF COUNSEL


February 7, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                        Re: Conectiv SEC File No. 70-9573

Dear Sir or Madam:

          As General Counsel of Conectiv, I have acted as counsel to Conectiv, a Delaware corporation ("Conectiv"), in connection with the Application/Declaration on Form U-1, as amended by Amendment No. 1 (the "Amendment," filed concurrently herewith) (the "Application"), filed with the Securities and Exchange Commission ("Commission") jointly by: Conectiv; Conectiv Solutions, LLC (a wholly-owned subsidiary of Conectiv ("Solutions"); Solutions' wholly-owned subsidiary ATE Investment, Inc., ("ATE"), and ATE's subsidiary, King Street Assurance, Ltd., a company formed under the insurance laws of Bermuda ("KSA") (each an "Applicant" and collectively the "Applicants"). By this Declaration, Applicants request that the Commission authorize the expansion of the risk management products offered by Conectiv to customers from the current offering of heat, ventilating and air conditioning warranties to a selection of additional insurance products for customers. Applicants also request authorization to include surge protection and "whole house" appliance protection, for KSA to reinsure a portion of the exposure under all these programs and for KSA to provide reinsurance covering Conectiv system's transmission and distribution lines and for general liability, workers' compensation and other system risks (hereinafter referred to as the "Proposed Transactions").

          I am a member of the bar of the State of Delaware and the Commonwealth of Virginia, the state in which Conectiv was incorporated and Solutions was formed. I am not a member of the bar of the State of New Jersey (in which ATE is incorporated), and am not qualified to practice law in Bermuda. I do not hold myself out as an expert in the laws of any jurisdiction other than the State of Delaware, although I have consulted and will consult with counsel to Conectiv who are experts in such laws. For purposes of this opinion, to the extent I deemed necessary, I have relied on advice from counsel employed by Conectiv who is a member of the bar of the State of New Jersey and counsel retained by Conectiv who are qualified to practice law in Bermuda.

          In connection with this opinion, I, or attorneys in whom I have confidence, have examined originals or copies, certified or otherwise identified to my satisfaction, of such records of Conectiv and such other documents, certificates and corporate or other records as I have deemed necessary or appropriate as a basis for the opinions set forth herein. In my examination, I or they have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to me as originals, the conformity to original documents of documents submitted to me as certified or photostatic copies and the authenticity of the originals of such copies. As to various questions of fact material to such opinions, I have relied, when relevant facts were not independently established, upon statements contained in the Application.

          The opinions expressed below in respect of the proposed issuance of securities are subject to the following assumptions, qualifications, limitations, conditions and exceptions:

         (a) The Commission shall have duly entered an appropriate order or orders granting and permitting the Application, as amended by the Amendment, to become effective under the Act and the rules and regulations thereunder and the Proposed Transactions are consummated in accordance with Application as amended by the Amendment.
         (b) No act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed above.

          Based on the foregoing, and subject to the assumptions and conditions set forth herein, I am of the opinion that, in the event the Proposed Transactions are consummated in accordance with the Application as amended by
Amendment:

         1) All state laws applicable to the Proposed Transactions will have been complied with;
         2) The consummation of the Proposed Transactions will not violate the legal rights of the holders of any securities issued by any Applicant or any associate company thereof.

          I hereby consent to the use of this opinion in connection with the Application.

                                        Very truly yours,



                                        Peter F. Clark

                                    SIGNATURE

          Pursuant to the requirements of the Act, the undersigned companies have duly caused this amended Application to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  February 9, 2000

                                        Conectiv



                                        By:  /s/ Philip S. Reese
                                             -----------------------------------
                                             Treasurer



                                        Conectiv Solutions LLC



                                        By:  /s/ Philip S. Reese
                                             -----------------------------------
                                             Treasurer



                                        ATE Investment, Inc.



                                        By:  /s/ Philip S. Reese
                                             -----------------------------------
                                             Treasurer



                                        King Street Assurance Ltd.



                                        By:  /s/ Philip S. Reese
                                             -----------------------------------
                                             Treasurer